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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                Amendment No. 22*

          Starrett Corporation (formerly Starrett Housing Corporation)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   855677100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Robinson Markel, Esq.
                             Piper & Marbury L.L.P.
                           1251 Avenue of the Americas
                          New York, New York 10020-1104
                                 (212) 835-6262
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 3, 1996
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 6 Pages

                                                                 SCHEDULE 13D

CUSIP No. 855677100                                         Page 2 of 6 Pages

------ ------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Cynthia Colin
       ###-##-####
------ ------------------------------------------------------------------------
------ ------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |X|
                                                                       (b) |_|
------ ------------------------------------------------------------------------
------ ------------------------------------------------------------------------
3      SEC USE ONLY
------ ------------------------------------------------------------------------
------ ------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       PF
------ ------------------------------------------------------------------------
------ ------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|
------ ------------------------------------------------------------------------
------ ------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
------ ------------------------------------------------------------------------
                      ------- -------------------------------------------------
                      7       SOLE VOTING POWER

     NUMBER OF                3,200

                      ------- -------------------------------------------------
                      ------- -------------------------------------------------
       SHARES         8       SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                15,894

                      ------- -------------------------------------------------
                      ------- -------------------------------------------------
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING
       PERSON                 3,200
                      ------- -------------------------------------------------
                      ------- -------------------------------------------------
        WITH          10      SHARED DISPOSITIVE POWER

                              15,894
                      ------- -------------------------------------------------
-------- ----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         19,094
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.305%
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
-------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
                 INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES
                                  TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION


                               Page 2 of 6 Pages

                                                                 SCHEDULE 13D

CUSIP No. 855677100                                         Page 3 of 6 Pages

------ ------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       The Green Fund, Inc.
       13-6160150
------ ------------------------------------------------------------------------
------ ------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |X|
                                                                       (b) |_|
------ ------------------------------------------------------------------------
------ ------------------------------------------------------------------------
3      SEC USE ONLY
------ ------------------------------------------------------------------------
------ ------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       OO (investment funds)
------ ------------------------------------------------------------------------
------ ------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|
------ ------------------------------------------------------------------------
------ ------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       New York
------ ------------------------------------------------------------------------
                      ------- -------------------------------------------------
                      7       SOLE VOTING POWER

     NUMBER OF                267,900

                      ------- -------------------------------------------------
                      ------- -------------------------------------------------
       SHARES         8       SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY
                      ------- -------------------------------------------------
                      ------- -------------------------------------------------
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING
       PERSON                 267,900
                      ------- -------------------------------------------------
                      ------- -------------------------------------------------
        WITH          10      SHARED DISPOSITIVE POWER


                      ------- -------------------------------------------------
-------- ----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         267,900
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.279%
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
                                    ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION


                               Page 3 of 6 Pages

Item 1.  Security and Issuer.

This statement relates to the common stock of Starrett Corporation (formerly Starrett Housing Corporation).

Item 2.  Identity and Background.

This statement is filed by the following individuals and entities ("Group"):

     The Green Fund, Inc., a New York not-for-profit corporation which operates as a private foundation and whose address is 14 East 60th Street, Suite 702, New York, New York 10022. The officers of The Green Fund, Inc. are Cynthia Colin, President and S. William Green, Treasurer. Its directors are Cynthia Colin, S. William Green and Patricia Green. S. William Green and Cynthia Colin are brother and sister, and S. William Green and Patricia Green are husband and wife.


     Cynthia Colin, whose address is c/o The Green Fund, Inc. at the above address. Cynthia Colin is employed as a registered representative by Smith Barney & Co., a securities broker-dealer in New York.

     S. William Green,  whose address is 755 Park Avenue,  New York, New York.
     S. William Green serves as a director of various public and governmental corporations.

     Patricia Green, whose address is 755 Park Avenue, New York, New York. Patricia Green is a housewife.

      Various family trusts of which Cynthia Colin is trustee or beneficiary, the holdings of which are included in her reported holdings.

     During the past five years, none of the persons just identified has been convicted in a criminal proceeding, nor has any of them been a party to any civil proceeding of the nature identified in paragraph (e) of Item
     2. All of such individuals are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

Investment funds of The Green Fund, Inc. were used to make this investment.

Item 4.  Purpose of Transaction.

No change. The Group continues to hold its shares ("Shares") of common stock of Starrett Corporation for investment.

                               Page 4 of 6 Pages

As the Group no longer holds 5% of the outstanding Shares, it does not anticipate filing further statements relating to its ownership thereof.

Item 5.  Interest in Securities of the Issuer.

Item 5 is amended to read as follows:

(a) and (b): The aggregate number of Shares, and the percentage of the total number of Shares outstanding (based on the 6,260,960 Shares reported as outstanding in the issuer's report most recently filed under Sections 13 and 15(d) of the Securities Exchange Act of 1934 as at the date of the event which required the filing of this Statement) beneficially owned by the members of the Group are set forth in the table below, together with information as to the power to vote and dispose of the Shares so owned:

    Name                                                        Shares Beneficially Owned                       Percent
                                                                                                                of Class
                                          Voting Power                        Dispositive Power
                                     Sole                Shared             Sole              Shared
------------------------------------ ------------------ ------------------ ----------------- ------------------ ------------------

Cynthia Colin                          3,200             15,894              3,200             15,894            0.305%

The Green Fund,
Inc. (Cynthia                        267,900                               267,900                               4.279%
Colin, President)
------------------------------------ ------------------ ------------------ ----------------- ------------------ ------------------

Totals                               271,100             15,894            271,100             15,894            4.584%

                               Page 5 of 6 Pages


(c) The following table shows transactions in the class of securities reported on that were effected, as market transactions on the American Stock Exchange except as otherwise noted, within 60 days prior to the date of the event which required the filing of this Statement:

Selling Group Member                    Date Of Sale         Number Of Shares    Price Per Share
                                                                   Sold
----------------------------------- ---------------------- --------------------- ------------------------
Cynthia Colin as Trustee                   9/25/95                1,100                  10.625
Cynthia Colin as Trustee                   9/27/96                  700                  10.625
Green Fund                                 10/2/96                1,000                  11.125
Green Fund                                 10/2/96                1,000                  11.250
Green Fund                                 10/3/96                2,000                  12.000
Green Fund                                 10/3/96                1,000                  11.750
Green Fund                                 10/3/96                1,000                  12.250
Green Fund                                 10/4/96                1,000                  12.375
Green Fund                                 10/4/96                1,000                  12.500
Green Fund                                 10/4/96                1,000                  12.875
Green Fund                                 10/4/96                  100                  13.000


(d)      Not applicable.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.  Material to be Filed as Exhibits.

None.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


October 23, 1996                            By: /s/ Cynthia Colin
      Date                                          Cynthia Colin

                                            THE GREEN FUND, INC.

October 23, 1996                            By: /s/ Cynthia Colin
      Date                                          Cynthia Colin, President


                               Page 6 of 6 Pages